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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Republic Companies Group Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
760349100
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	760349100	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS: Luther King Capital Management Corporation 301 Commerce Street, Suite 1600 Fort Worth, TX 76102

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-0163033

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
Shares are also owned in accounts for the benefit of a Luther King Capital (a) ☐
Management employee and the employee’s family (b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Fort Worth, Texas

	5	SOLE VOTING POWER:

NUMBER OF		799,790 Luther King Capital Management 18,000 Mark Johnson 575 Jack & Christine Johnson 2,025 Christine Johnson 1,725 Matt Johnson 1,335 Catherine Johnson 335 Christina Johnson

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		799,790 Luther King Capital Management 18,000 Mark Johnson 575 Jack & Christine Johnson 2,025 Christine Johnson 1,725 Matt Johnson 1,335 Catherine Johnson 335 Christina Johnson

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

823,785

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA

CUSIP No.	760349100	Page	3	of	4 Pages

Item 1.	(a)	Name of Issuer:
Republic Companies Group Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
222 Delaware Avenue, Suite 900
Wilmington, DE 19801

Item 2.	(a)	Name of Person Filing:
Luther King Capital Management Corporation

	(b)	Address of Principal Business Office, or if None, Residence:
301 Commerce Street, Suite 1600
Fort Worth, TX 76102

	(c)	Citizenship:
Fort Worth, Texas USA

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
760349100

Item 3.	Luther King is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

Item 4.	(a)	Amount Beneficially Owned:
823,785

	(b)	Percent of Class:
5.9%

	(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote
823,785
(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of
823,785
(iv)	shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

CUSIP No.	760349100	Page	4	of	4 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 9, 2006

Signature:	/s/ J. Luther King, Jr.

Name/Title:	President